PACIFIC CMA, INC.
                      c/o Airgate International Corporation
                            153-01 Rockaway Boulevard
                             Jamaica, New York 11434




                                                              February 28, 2006


VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:     Sara Dunton, Esq.
               Daniel Morris, Esq.
----------------------------------

         Re: Pacific CMA, INC. - Request To Withdraw Registration Statement On Form S-3 (File No. 333-127997)
               -----------------------------------------------------

Ladies and Gentlemen:

      Pacific CMA, Inc. (the "Company") hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), that the registration statement on Form S-3 (File No. 333-127997), as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on behalf of the selling stockholder therein (the "Selling Stockholder") on August 31, 2005, including all exhibits filed therewith and amendments thereto (the "Registration Statement"), be withdrawn, effective immediately.

      The Company is seeking withdrawal of the Registration Statement because the comments received from the Staff have caused the Company and the Selling Stockholder to reassess the transaction giving rise to the Registration Statement. None of the Company's securities has been sold pursuant to the Registration Statement.

      Please be advised that we may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act of 1933, as amended.

      The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors, as contemplated by paragraph
(a) of Rule 477 of the Securities Act.

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Division of Corporation Finance
Securities and Exchange Commission
February 28, 2006
Page 2


      We would appreciate it if you would please provide the Company's counsel, Lawrence Nusbaum, Esq., of Gusrae, Kaplan, Bruno & Nusbaum PLLC a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Mr. Nusbaum's facsimile number is 212-809-5449.

      Should you have any questions regarding this matter, please contact Mr. Nusbaum or, in the event of Mr. Nusbaum's unavailability, Robert Perez, Esq. at 212-269-1400.

                                       Very truly yours,

                                       PACIFIC CMA, INC.


                                       By: /s/Alfred Lam
                                           -------------------------------------
                                              Alfred Lam
                                              Chairman of the Board of Directors